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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

Hyperion Collateralized Securities Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above person: GMAM Investment Funds Trust 13-3160892

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 14,832,879.71 shares. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 14,832,879.71 shares. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,832,879.71 shares. (See Item 5 below)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 14,832,879.71 shares represent 41.5% of the issued and outstanding shares as of the date of filing.

14.	Type of Reporting Person (See Instructions) EP

Page 2 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above person: GMAM Group Pension Trust I 01-0719298

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 20,892,552.24 shares. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 20,892,552.24 shares. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,892,552.24 shares. (See Item 5 below)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 20,892,552.24 shares represent 58.4% of the issued and outstanding shares as of the date of filing.

14.	Type of Reporting Person (See Instructions) EP

Page 3 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person: General Motors Investment Management Corporation 382903925

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 35,725,431.95. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 35,725,431.95. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,725,431.95. (See Item 5 below)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35,725,431.95 shares represent 99.9% of the issued and outstanding shares as of the date of filing.

14.	Type of Reporting Person (See Instructions) IA, CO

Page 4 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person: General Motors Trust Bank, National Association

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 14,832,879.71 shares. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 14,832,879.71 shares. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,832,879.71 shares. (See Item 5 below)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 14,832,879.71 shares represent 41.5% of the issued and outstanding shares as of the date of filing.

14.	Type of Reporting Person (See Instructions) BK

Page 5 of 32 Pages

Item 1.	Security and Issuer

This Amendment Number 5 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), as amended by Amendment Number 1 thereto on January 12, 2004 (“Amendment No. 1”), as further amended by Amendment Number 2 thereto on February 4, 2004 (“Amendment No. 2”), as further amended by Amendment Number 3 thereto on April 5, 2004 (“Amendment No. 3”), and as further amended by Amendment Number 4 thereto on May 12, 2004 (“Amendment No. 4”), filed by GMAM Group Pension Trust I (the “GMAM I Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation (“GM”) (the “Plans”); General Motors Investment Management Corporation, a Delaware corporation (“GMIMCo”), a wholly-owned subsidiary of GM which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended; GMAM Investment Funds Trust (the “GIFT Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain Plans; and General Motors Trust Bank, National Association, a national bank subject to regulation by the Office of the Comptroller of the Currency, as trustee of the GIFT Trust (“GMTB”). The GMAM I Trust, the GIFT Trust, GMIMCo and GMTB are referred to herein as the “Reporting Persons.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows.

Item 3.	Source and Amount of Funds or Other Consideration

The GMAM I Trust paid $100 million to the Fund on December 17, 2003 in exchange for 10,000,000 shares of common stock. The GIFT Trust paid $50 million to the Fund on January 2, 2004 in exchange for 5,000,000 shares of common stock. The GMAM I Trust paid $50 million to the Fund on February 2, 2004 in exchange for 4,963,698.49 shares of common stock. The GIFT Trust paid $50 million to the Fund on April 1, 2004 in exchange for 4,906,771.34 shares of common stock. The GIFT Trust paid $50 million to the Fund on May 10, 2004 in exchange for 4,926,108.37 shares of common stock. On June 1, 2004, the GMAM I Trust paid $60 million to the Fund in exchange for 5,928,853.75 shares of common stock (as described in Item 5). The source of the consideration is the assets of certain of the Plans.

Item 4.	Purpose of Transaction

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing predominantly in asset-backed securities and mortgage-backed securities. As of June 1, 2004, State Street Bank and Trust Company, as trustee for the GMAM I Trust (the “Trustee”), managed for the benefit of the GMAM I Trust an aggregate of 20,892,552.24 Shares, representing 58.4% of the 35,736,976.77 then issued and outstanding Shares.

Except for the proposed $50 million acquisition on June 15, 2004 of additional shares of common stock of the Fund by the GIFT Trust and proposed ongoing monthly acquisitions of additional shares of common stock of the Fund by the GIFT Trust, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization

Page 6 of 32 Pages

of and termination by GMIMCo and/or GMTB). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5.	Interest in Securities of the Issuer

(a)-(b) On June 1, 2004, the Trustee managed for the benefit of the GMAM I Trust an aggregate of 20,892,552.24 Shares, representing 58.4% of the 35,736,976.77 then issued and outstanding Shares. As of the date of this Amendment, each of the GMAM I Trust, by virtue of its ownership of the Shares, and GMIMCo, by virtue of its shared voting and dispositive power over 20,892,552.24 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the GMAM I Trust has and may acquire. As of the date of this Amendment, each of the GIFT Trust, by virtue of its ownership of the Shares and GMIMCo and GMTB, by virtue of their shared voting and dispositive power over 14,832,879.71 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Shares the GIFT Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) Except for the acquisition on May 10, 2004, of 4,926,108.37 shares of common stock of the Fund by the GIFT Trust, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has effected any transactions in the Shares during the past 60 days.

(d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct GMTB to make payments from the GIFT Trust (which may include dividends from or proceeds from the sale of Shares held by the GIFT Trust) to other trusts under the Plans and to other persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the GMAM I Trust’s subscription agreement dated December 17, 2003, which was filed with the Schedule 13D as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated January 2, 2004, which was filed with Amendment No. 1 as Exhibit 1 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated February 2, 2004, which was filed with Amendment No. 2 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated April 1, 2004, which was filed with Amendment No. 3 as Exhibit 1 and is incorporated herein by reference, and the GIFT Trust’s subscription agreement dated May 10, 2004, which was filed with Amendment No. 4 and is incorporated herein by reference, and the other agreements described in Item 4 or Item 5 above, there are no contracts, agreements, understandings, or relationships between GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB or, to the best of its knowledge, any executive officer or director of GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 7 of 32 Pages

Item 7.	Material to be filed as Exhibits

EXHIBIT 1 – Subscription Agreement dated June 1, 2004, between GMAM Group Pension Trust I and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2 – Joint Filing Agreement dated June 3, 2004, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 8 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMAM INVESTMENT FUNDS TRUST (by General Motors Trust Bank, National Association)

By:	/s/ Duen-Li Kao

	Name:	Duen-Li Kao
	Title:	Managing Director, Global Fixed Income, General Motors Trust Bank, National Association

Date: June 3, 2004

Page 9 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I (as directed by General Motors Investment Management Corporation)

By:	/s/ Matthew Daly

Name: Matthew Daly Title: Vice President

Date: June 3, 2004

Page 10 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao

Name: Duen-Li Kao Title: Managing Director, Global Fixed Income

Date: June 3, 2004

Page 11 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

By:	/s/ Duen-Li Kao

Name: Duen-Li Kao Title: Managing Director, Global Fixed Income

Date: June 3, 2004

Page 12 of 32 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM

Percy N. Barnevik	Director	Chairman, AstraZeneca PLC

John H. Bryan	Director

Armando M. Codina	Director	Chairman and Chief Executive Officer, Codina Group, Inc.

John M. Devine	Vice Chairman and Chief Financial Officer

George M. C. Fisher	Director

Thomas A. Gottschalk	Executive Vice President, Law and Public Policy and General Counsel

Karen Katen	Director	President, Pfizer Global Pharmaceuticals Group; Executive Vice President, Pfizer Inc.

Kent Kresa	Director

Alan G. Lafley	Director	Chairman, President and Chief Executive, The Procter & Gamble Company

Philip A. Laskawy	Director

Robert A. Lutz	Vice Chairman of Product Development and Chairman of GM North America

E. Stanley O’Neal	Director	Chairman, Chief Executive and President, Merrill Lynch & Co., Inc.

Page 13 of 32 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM

Eckhard Pfeiffer	Director

G. Richard Wagoner, Jr.	President and Chief Executive Officer

Page 14 of 32 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo
Jon W. de Klerk	Chief Financial Officer, Vice President and Treasurer

Thomas E. Dobrowski	Managing Director, Real Estate and Alternative Investments

Myra R. Drucker	Director and Chief Investment Officer, General Motors Trust Bank

Susan G. Ezrati	Chief Client Officer

Charles G. Froland	Managing Director, Private Market Investments

David F. Holstein	Managing Director, Global Equities

Paul F. Jock, II	Director, Vice President and General Counsel

Duen-Li Kao	Managing Director, Global Fixed Income

Michael E. Klehm	Director and Chief Operating Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Corporate Governance & Secretary

B. Jack Miller	Director and Chief Investment Officer, Affiliated Funds

W. Allen Reed	Chairman of the Board of Directors, President and Chief Executive Officer

Edgar J. Sullivan	Managing Director, Absolute Return Strategies

Page 15 of 32 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo
R. Charles Tschampion	Director, Managing Director, Investment Research and Managing Director, Defined Contribution Plans

Page 16 of 32 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Bank, National Association is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB

Jon W. de Klerk	Chief Financial Officer, Vice President and Treasurer

Thomas E. Dobrowski	Managing Director, Real Estate and Alternative Investments

Myra R. Drucker	Director and Chief Investment Officer, General Motors Trust Bank

Susan G. Ezrati	Chief Client Officer

Charles G. Froland	Managing Director, Private Market Investments

David F. Holstein	Managing Director, Global Equities

Paul F. Jock, II	Director, Vice President and General Counsel

Duen-Li Kao	Managing Director, Global Fixed Income

Michael E. Klehm	Director, Chief Operating Officer and Trust Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Corporate Governance & Secretary

B. Jack Miller	Director and Chief Investment Officer, Affiliated Funds

W. Allen Reed	Chairman of the Board of Directors, President and Chief Executive Officer

Edgar J. Sullivan	Managing Director, Absolute Return Strategies

Page 17 of 32 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB
R. Charles Tschampion	Director, Managing Director, Investment Research and Managing Director, Defined Contribution Plans

Pages 18 of 32 Pages

EXHIBIT INDEX

EXHIBIT 1	Subscription Agreement dated June 1, 2004, between GMAM Group Pension Trust I and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2	Joint Filing Agreement dated June 3, 2004 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 19 of 32 Pages

Exhibit 1

STATE STREET BANK AND TRUST COMPANY,

AS TRUSTEE FOR

GMAM GROUP PENSION TRUST I

STATE STREET FINANCIAL CENTER, 1 LINCOLN STREET,

SSFC 8TH FLOOR, BOSTON, MA 02111

June 1, 2004

Hyperion Collateralized Securities Fund, Inc.

One Liberty Plaza

165 Broadway, 36th Floor

New York, NY 10006-1404

Re:	Subscription Agreement, dated the date hereof, to purchase shares of common stock, par value $.01, of Hyperion Collateralized Securities Fund, Inc. (the “Fund”)

Ladies and Gentlemen:

In connection with our above-referenced subscription of shares of the Fund, the Subscription Agreement for Fund Shares (the “Subscription Agreement”) is hereby amended and modified as follows (capitalized terms used herein and not otherwise defined have the meanings set forth in the Subscription Agreement):

1. In lieu of the statements, representations and warranties in clause (a) of the first paragraph of Section 2 and clause (b) of the fourth paragraph of Section 2 (collectively, the “Covered Provisions”) of the Subscription Agreement, the Investor states that:

(a) Investor is a group trust (the “Trust”) that was organized for the benefit of certain trusts (the “Plan Trusts”) under certain employee benefit plans for General Motors Corporation (the “Plans”). The Plan Trusts are the sole beneficiaries of the Trust;

(b) funds used or to be used by the Trust for the purpose of acquiring an interest in the Fund were or are to be contributed to the Trust for such purpose by the Plan Trusts; the Trust had and has no right to require such funds to be contributed to it; however, the decision that the Plan Trusts contribute such funds to the Trust and that the Trust acquire an interest in the Fund was made under the authority of the “named fiduciary” (as such term is defined in ERISA) with respect to investments of the Plans, which is the same person who usually passes on such matters for the Plan Trusts and, accordingly, was the result of one study and investigation;

(c) the named fiduciary of the Plans with respect to investments has the authority to dissolve the Trust and/or require the Trust to transfer an interest in the Fund to the Plan Trusts (or any other trust maintained under the Plans) at any time; and

(d) subject to the circumstances as described above (including the authority of the named fiduciary of the Plans with respect to investments), the Trust makes the statements, representations and warranties in the Covered Provisions.

2. For purposes of Section 2 of the Subscription Agreement, the Investment Officer is Milla Krasnopolsky, Portfolio Manager, General Motors Investment Management Corporation.

3. Replace the representations and warranties in Section 2(j) with the following: “The Fund has provided the Investor, and covenants to provide Investor in the future, with true, complete and correct copies of the form of all letters, agreements, undertakings and other documents (collectively referred to as “Side Letters”) by and among the Fund, its adviser or any person acting with respect to either, on the one hand, and any investor, on the other hand, relating to such Investor’s purchase of Fund Shares or any terms, conditions, operations, obligations or other understandings affecting the Fund. Investor may elect to receive, be covered by or be subject to any rights, benefits, provisions or modifications extended to other investors, which will automatically be offered to the Investor.”

4. Add the following undertaking and representation as new Section 5: “The Adviser will cause the Fund (and any company controlled thereby) not to engage in any transaction that would result in an affiliated person or promoter of or principal underwriter for the Fund or any affiliated person of such a person, promoter, or principal underwriter, acting as principal to be in violation of Section 17 of the 1940 Act. The Adviser hereby acknowledges and represents that the Investor’s participation in a tender offer made by the Fund to all outstanding Fund shareholders will not violate Section 17 of the 1940 Act.”

5. Add the following undertakings as new Section 6:

“(a) The Fund shall notify the Investor in writing as soon as the Fund or the Adviser reasonably becomes aware of any fact, event, issue or circumstance relating to or affecting the Fund’s regulated investment company (“RIC”) status for Federal income tax purposes, or if any of the representations, warranties and statements that the Fund provided to Sullivan & Worcester LLP in support of such firm’s legal opinion letter issued to the Fund on February 2, 2004 with respect to the Fund’s RIC status and related tax matters are no longer complete, correct, true and accurate.

(b) The Adviser shall notify the Investor in writing as soon as the Adviser reasonably becomes aware of any fact, event, issue or circumstance that causes any of the Adviser’s representations and warranties in this Subscription Agreement regarding the Fund to be untrue or would result in any such representation and warranty being untrue, or if any of the representations, warranties and statements that the Adviser provided to Kirkpatrick & Lockhart LLP in support of such firm’s legal opinion letter issued to the Investor on January 2, 2004 with respect to that certain Management Agreement, dated December 2, 2003, between the Adviser and the Fund are no longer complete, correct, true and accurate.”

State Street Bank and Trust Company, as trustee for GMAM Group Pension Trust I

By:	/s/ Matthew Daly

Name: Matthew Daly Title: Vice President

AGREED AND ACCEPTED: HYPERION COLLATERALIZED SECURITIES FUND, INC.

By:	/s/ Clifford Lai

Name: Clifford Lai Title: Chairman

HYPERION CAPITAL MANAGEMENT, INC. as adviser to the Fund

By:	/s/ Clifford Lai

Name: Clifford Lai Title: President

A-1

HYPERION COLLATERALIZED SECURITIES FUND, INC.

SUBSCRIPTION AGREEMENT

The undersigned investor (“Investor”) hereby subscribes to purchase for shares of common stock in Hyperion Collateralized Securities Fund, Inc. (the “Fund”) (such shares hereinafter referred to as “Fund Shares”) in the Subscription Amount set forth on the signature page hereof (“Subscription Amount”). Unless otherwise defined herein, or unless the context requires otherwise, the defined terms used herein have the same meaning as used in the Private Placement Memorandum of the Fund (the “Private Placement Memorandum”).

The Investor acknowledges that (i) this subscription, when received by the Fund, will be irrevocable, (ii) the Fund may reject the subscription in its absolute and sole discretion at any time prior to the delivery and payment for the Shares (the “Closing”), and (iii) this subscription will only be deemed to have been accepted upon confirmation that this Subscription Agreement has been accepted by the Fund, when payment for the Fund Shares has been made in accordance with the Trade Payment Authorization Form included as part of this booklet and when the Fund deposits, receives and acknowledges payment of the Subscription Amount by delivering a countersigned duplicate copy of this Agreement at the Closing. With this subscription, the Investor tenders the following completed and duly executed documents: (a) a completed Subscription Agreement; and (b) an Investor Qualification Statement, and (c) a Trade Payment Authorization Form. The Subscription Amount must be paid by check or wire transfer payable according to instructions provided in the Trade Payment Authorization Form.

1. Investor Acknowledgments and Representations

The Investor hereby acknowledges, represents, and warrants to, and agrees with the Fund as follows:

THIS OFFERING IS BEING MADE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE “SECURITIES ACT”) FOR AN OFFER AND SALE OF SECURITIES THAT DO NOT INVOLVE A PUBLIC OFFERING. THE FUND SHARES OFFERED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF, EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THERE IS CURRENTLY NO PUBLIC OR OTHER MARKET FOR THE FUND SHARES, AND NONE IS EXPECTED TO DEVELOP. EACH PROSPECTIVE INVESTOR SHOULD PROCEED ONLY ON THE ASSUMPTION THAT SUCH PROSPECTIVE INVESTOR MAY HAVE TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES OFFERED HEREBY FOR AN INDEFINITE PERIOD OF TIME AND BEAR THE RISK OF A LOSS OF THE ENTIRE INVESTMENT.

THE FUND HAS NOT REGISTERED AS A DEALER WITH THE NEW YORK STATE ATTORNEY GENERAL, ON THE GROUNDS THAT THE SALE OF THE FUND SHARES IS NOT A PUBLIC OFFERING WITHIN THE MEANING OF § 359-E OF THE NEW YORK GENERAL BUSINESS LAW.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE FUND AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTORS MUST ALSO RELY ON THEIR RELATIONSHIP WITH THE PRINCIPALS OF THE OFFERING TO OBTAIN INFORMATION ABOUT THE BACKGROUND AND EXPERIENCE OF THE PRINCIPALS THAT THE INVESTORS CONSIDER MATERIAL TO AN INVESTMENT IN THE FUND.

2. Additional Representations and Warranties.

The Investor hereby represents and confirms that: (a) the Investor was not formed for the specific purpose of acquiring the Fund Shares, and has total assets in excess of $5,000,000; (b) the Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed; (c) the Investor has the power and authority to carry on the business in which it is engaged and to purchase the Fund Shares; and (d) the execution and delivery of this Subscription Agreement and all other documents and agreements relating to this investment by the Investor have been duly authorized by all necessary action and constitute the legal, valid and binding obligations of the Investor enforceable in accordance with their terms.

The undersigned hereby represents and confirms that, if executing this Subscription Agreement in a representative or fiduciary capacity, has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing partnership, trust, corporation, or other entity for whom the undersigned is executing this Subscription Agreement, and such partnership, trust, corporation, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Fund and has its principal place of business at the address set forth or the signature page hereof and such entity has not been formed for the specific purpose of acquiring Fund Shares.

The Investor hereby confirms that if the Investor is a corporation: (a) the Investor is a widely held “C” corporation (i.e., 5 or fewer individuals do not hold 50% or more of the stock of the corporation) or (b) the Investor has discussed with its tax advisors the specific tax consequences to it that would result from the ownership of Fund Shares.

The Investor hereby acknowledges and represents that (a) the Investment Officer for the Investor has received and read a copy of the Private Placement Memorandum and has had an opportunity to ask questions concerning the matters stated in the Private Placement Memorandum and has relied only upon the information contained therein; (b) the Investor is purchasing the Fund Shares for its own account, for investment, and not with a view to, or for resale, fractionalization or further distribution; (c) the Investor, its advisers, if any, and any designated representatives, if any, have such knowledge and experience in financial and business matters necessary to evaluate the investment in the Fund, and have carefully reviewed and understand the risks associated with investments in the Fund, which are set forth in the Private Placement Memorandum.

The Investor has adequate means of providing for current and anticipated financial needs and contingencies, is able to bear the economic risk for an indefinite period of time and has no need for liquidity of the investment in the Fund Shares and could afford complete loss of such investment.

The Investor is not subscribing for Fund Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Subscriber in connection with investments in securities generally.

The Investor specifically acknowledges that by signing this Subscription Agreement, the Investor authorizes the Fund to cause the Investor to become a shareholder in the Fund.

This agreement shall be governed by and construed in accordance with the laws of the State of New York. The Investor hereby expressly submits to the jurisdiction of all federal and state courts located in the State of New York and consents that any process or notice of motion or other application to any of said courts or a judge thereof may be served within or without such court’s jurisdiction by registered mail or by personal service, provided a reasonable time for appearance is allowed. The Investor also waives any claim that the Supreme Court of the State of New York for the County of New York or the Federal District Court for the Southern District of New York is an inconvenient forum.

Hyperion Capital Management, Inc. (the “Adviser”) represents and warrants that:

(a) Organization and Standing of the Fund. The Fund is duly and validly organized, validly existing and in good standing as a corporation under the laws of the State of Maryland, and has all requisite power and authority under the Articles of Incorporation, Bylaws, and such laws to enter into and carry out the terms of the Subscription Agreements, to conduct its business as described in the Articles of Incorporation and the Bylaws, each as amended, and the Private Placement Memorandum and to issue and sell Fund Shares. There is no jurisdiction other than Maryland in which the Fund must be formed or qualified to enable it to engage in the business in which it is or will be engaged.

(b) Investment Company Act. The Fund is duly and validly registered as a closed-end management investment company under the Investment Company Act of 1940, as amended.

(c) Compliance with Other Instruments, etc. The Fund is not in violation of any term of the Articles of Incorporation or Bylaws, each as amended, or the Subscription Agreements, and the Fund is not in violation of any term of any other mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to it. The execution and delivery of the Subscription Agreements do not result in the violation of, constitute a default under or conflict with any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to the Fund or result in the creation of any mortgage, lien, encumbrance or charge upon any of the properties or assets of the Fund.

(d) Governmental and Regulatory Approval. Neither the execution and delivery of the Subscription Agreements nor the offer, issuance or sale of the Fund Shares requires any consent, approval or authorization from, or filing, registration or qualification with, any Federal, state or local governmental or regulatory authority (including, without limitation, registration under the Securities Act) on the part of the Fund not heretofore obtained or made, except for: (i) compliance by the Fund with the filing requirements of any applicable state securities (“Blue Sky”) laws; and (ii) compliance by the Fund with the filing requirements under Regulation D under the Securities Act.

(e) Litigation. There are no actions, proceedings or investigations pending or threatened (or any basis therefor known to the Fund) against the Fund or the Adviser which would result in any material adverse change in the business, prospects, condition, affairs or operations of the Fund or in any material liability on the part of the Fund or the adviser.

(f) Disclosure. The Private Placement Memorandum or the Subscription Agreements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they are or were made.

(g) Fund Liabilities. Except as set forth in the Private Placement Memorandum, the Fund has not engaged in any transactions (other than offering under the Private Placement Memorandum) and does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others) and whether due or to become due (other than liabilities and obligations arising out of the offering under the Private Placement Memorandum).

(h) Issuance of the Fund Shares. All action required to be taken by the Fund as a condition to the issuance and sale of the Shares purchased by the Investor has been taken, and such Shares are duly and validly issued, fully paid and nonassessable.

(i) Articles of Incorporation. The Articles of Incorporation, and any amendments thereto, have been duly filed for record with the Secretary of State of Maryland, and the Fund shall deliver complete and correct copies of such to the Investor immediately following the Closing.

(j) Side Letters. The Fund has provided the Investor with true, complete and correct copies of the form of all letters, agreements, undertakings, and other documents by and among the Fund, its adviser or any person acting with respect to either, on the one hand, and any Investor, on the other hand, relating to such Investor’s purchase of Fund Shares or any terms, conditions, operations, obligations or other understandings affecting the Fund.

3. The Investor understands and acknowledges the following: (a) the minimum Subscription Amount is $1 million; (b) the Fund must receive subscriptions acceptable to it in its sole discretion, in a minimum amount of $60 million (the “Minimum Amount”) in order for the closing to occur; (c) the Closing for the offering is subject to the Fund’s receipt of subscriptions for the Minimum Amount on or before June 1, 2004 (the “Termination Date”); (d) subject to the receipt of subscriptions for the Minimum Amount, the Fund will either accept or reject subscriptions and at each Closing will countersign the Subscription Agreements for accepted subscriptions and provide duplicate copies of such agreements to the subscribers; and (e) if subscriptions for at least the Minimum Amount have been accepted prior to the Termination Date, the Closing shall be held with respect to the Shares sold. Thereafter, the remaining Shares will continue to be offered and sold and additional Closings may from time to time be conducted with respect to additional Shares sold, until the Termination Date.

4. At the Closing, the Investor will pay to the Fund its total Subscription Amount of $60,000,000.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this 1st day of June, 2004.

Dollar Amount of Subscription Amount: $60,000,000

State Street Bank and Trust Company, as Trustee for GMAM Group Pension Trust I

Print Full Legal Name of Partnership, Corporation, Trust, Employee Benefit Plan or Other Entity (if applicable).

By	/s/ Matthew Daly

(Signature of Authorized Signatory)

Name:	Matthew Daly

Title:	Vice President

Address:	State Street Financial Center, 1 Lincoln Street,
SSFC 8th Floor, Boston, MA 02111

Employer Identification Number (if applicable): 01-0719298 Date and State of Incorporation or Organization (if applicable): not applicable Date on which Taxable Year Ends: September 30

Telecopy Number: 617-664-9890

ACCEPTED AS OF THE DATE HEREOF:

Hyperion Collateralized Securities Fund, Inc.

By:	/s/ Clifford Lai

Name:	Clifford Lai
Title:	Chairman

A-2

HYPERION COLLATERALIZED SECURITIES FUND, INC.

INVESTOR QUALIFICATION STATEMENT

The shares of common stock of Hyperion Collateralized Securities Fund, Inc. (the “Fund”) (such shares hereinafter referred to as “Fund Shares”) are being offered to a limited number of qualified institutional accredited investors, without registration under the Securities Act of 1933, as amended (the “Act”), in reliance on the private offering exemption pursuant to Section 4(2) of the Act and Regulation D, and without registration under the securities laws of the states in which the Fund Shares are offered and sold in reliance on applicable state securities exemptions.

The information and representations provided in this Investor Qualification Statement will be used to determine whether the Investor is qualified to purchase the Fund Shares under Regulation D and applicable state securities laws and rules.

General Information

1.	Full legal name of Investor:

State Street Bank and Trust Company, as Trustee for GMAM Group Pension Trust I

2.	Address of principal place of business:

State Street Financial Center, 1 Lincoln Street, SSFC 8th Floor

Boston, MA 02111

3	Name, title, business address and telephone number of officer to whom all correspondence should be addressed:

Andrew Blood, Officer, 617-664-9738

4.	Investor’s federal tax identification number:

01-0719298

5.	Date and state of incorporation:

not applicable

6.	Date on which taxable year ends:

September 30
7.	Nature of Investor’s business:

pension trust

Accredited Institutional Investor Information

Initial all appropriate spaces below to indicate the basis on which the undersigned qualifies as an accredited investor.

☐	The undersigned hereby certifies that it is a bank as defined in section 3(a)(2) of the Securities Act of 1933.

☐	The undersigned hereby certifies that it is a savings and loan association or building and loan association, cooperative bank, homestead association, or similar institution, which is supervised and examined by state or federal authority having supervision over any such institution, whether acting in its individual or fiduciary capacity.

☐	The undersigned hereby certifies that it is a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934.

☐	The undersigned hereby certifies that it is an insurance company as defined in section 2(13) of the Securities Act.

☐	The undersigned hereby certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act.

☐	The undersigned hereby certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	The undersigned hereby certifies that it is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

☒	The undersigned hereby certifies that it is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000; or, if a self-directed plan, with investment decisions made solely by persons described as accredited investors herein.

☐	The undersigned hereby certifies that it is a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

☐	The undersigned hereby certifies that it is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

Additional Representations and Warranties

The Investor makes the following additional representations and warranties:

1. The Investor, if a corporation, is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated.

2. The Investor, if a corporation, has the corporate power and authority to carry on the business in which it is engaged and to purchase the Fund Shares.

3. The undersigned, if executing this Subscription Agreement in a representative or fiduciary capacity, has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing partnership, trust, corporation, or other entity for whom the undersigned is executing this Subscription Agreement, and such partnership, trust, corporation, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Fund.

4. The execution and delivery of the Subscription Agreement, the Investor Qualification Statement, and all other documents and agreements relating to an investment by the Investor in the Fund have been duly authorized by all necessary corporate action and constitute the legal, valid and binding obligations of the Investor enforceable in accordance with their terms.

5. The execution and delivery of the Subscription Agreement, the Investor Qualification Statement, and all other documents and agreements relating to an investment by the Investor in the Fund do not, and the performance of the terms thereof will not, contravene any provision of existing law or regulations, or of the charter or bylaws of the Investor, and will not conflict with or result in any breach of the terms, conditions or provisions of, or constitute a default under, or result in or permit the creation or imposition of any lien, charge or encumbrance upon any of the properties of the Investor pursuant to, any indenture, mortgage or other agreement or instrument or any judgment, decree, order or decision to which the Investor is a party or by which it is bound.

6. Under existing law, no approval, authorization, license, permit or other action by or filing with, any Federal, state, municipal or other governmental commission, board or agency is required on the part of the Investor in connection with the execution and delivery by the Investor of the Subscription Agreement, the Investor Qualification Statement, or any other documents or agreements relating to an investment by the Investor in the Fund, or the consummation of the transactions contemplated thereby.

7. The Investor, by execution of the Investor Qualification Statement, hereby certifies that the information, representations and warranties provided by it hereunder are true, accurate and correct.

IN WITNESS WHEREOF, the undersigned has executed this Investor Qualification Statement this 1st day of June, 2004.

Dollar Amount of Subscription Amount: $60,000,000

State Street Bank and Trust Company, as Trustee for GMAM Group Pension Trust I

Print Full Legal Name of Partnership, Corporation, Trust, Employee Benefit Plan or Other Entity (if applicable).

By	/s/ Matthew Daly

(Signature of Authorized Signatory)

Name:	Matthew Daly

Title:	Vice President

Address:	State Street Financial Center, 1 Lincoln Street,
SSFC 8th Floor, Boston, MA 02111

Employer Identification Number (if applicable): 01-0719298 Date and State of Incorporation or Organization (if applicable): not applicable Date on which Taxable Year Ends: September 30

ACCEPTED AS OF THE DATE HEREOF: Hyperion Collateralized Securities Fund, Inc.

By:	/s/ Clifford Lai

Name:	Clifford Lai
Title:	Chairman

Exhibit 2

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that Amendment No. 5 to the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Hyperion Collateralized Securities Fund, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 3, 2004

GMAM INVESTMENT FUNDS TRUST (by General Motors Trust Bank, National Association)

By:	/s/ Duen-Li Kao

Name: Duen-Li Kao Title: Managing Director, Global Fixed Income, General Motors Trust Bank, National Association

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I (as directed by General Motors Investment Management Corporation)

By:	/s/ Matthew Daly

Name: Matthew Daly Title: Vice President

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao

Name: Duen-Li Kao Title: Managing Director, Global Fixed Income

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

By:	/s/ Duen-Li Kao

Name: Duen-Li Kao Title: Managing Director, Global Fixed Income

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